Navios South American Logistics Inc.

Navios Logistics Finance (US) Inc.

Aguada Park Free Zone

Paraguay 2141, Of. 1603

Montevideo, Uruguay

June 28, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Navios South American Logistics Inc. and Navios Logistics Finance (US) Inc.

Registration Statement on Form F-4

File No. 333-187827 and 333-187827-01 through 333-179250-23

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Navios South American Logistics Inc., a Marshall Islands corporation (“NSAL”) and Navios Logistics Finance (US) Inc., a Delaware corporation (“NLFI” and, together with NSAL, the “Company”), hereby requests that the effective date of the above-referenced Registration Statement on Form F-4 be accelerated so that the Registration Statement may become effective at 3:00 p.m., EST, on July 2, 2013, or as soon thereafter as it is practicable.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NAVIOS LOGISTICS FINANCE (US) INC.

By:	/s/ Claudio Pablo Lopez
Name:	Claudio Pablo Lopez
Title:	Chief Executive Officer, Vice Chairman and Director